Exhibit 11

EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended June 30,			Six Months Ended June 30,
(In thousands, except per share data)	2009 Post-merger	2008 Pre-merger		2009 Post-merger	2008 Pre-merger
Basic and diluted numerator:
Income (loss) attributable to the Company – Common Shares	$(689,098)	$80,248	*	$(776,978)	$169,032	*
Income attributable to the Company – Unvested Shares	—	99	*	—	221	*

Income (loss) attributable to the Company	$(689,098)	$80,347		$(776,978)	$169,253
Denominator:
Weighted average common shares – basic	355,370	355,239	*	355,351	355,159	*
Effect of dilutive securities:
Stock options and restricted stock	—	507	*	—	611	*

Weighted average common shares – diluted	355,370	355,746	*	355,351	355,770	*
Net income (loss) per basic common share	$(1.94)	$.23	*	$(2.19)	$.48	*
Net income (loss) per diluted common share	$(1.94)	$.23	*	$(2.19)	$.48	*

*	Reflects implementation of Financial Accounting Standards Board Staff Position Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (ASC 260-10-45). See Note 1 in Item 1 of Part 1 of this Quarterly Report on Form 10-Q for additional information.

Equity awards of 7.0 million and 3.8 million were outstanding as of June 30, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.